SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 6, 2010

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Announcement of LM Ericsson Telephone Company, dated December 6, 2010 regarding “Michael Treschow to resign as chairman of the Ericsson board”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: December 6, 2010

Michael Treschow to resign as chairman of the Ericsson board

•	Michael Treschow has informed the Nomination Committee that he will resign as Chairman of the Board in 2011 or 2012.

Michael Treschow was appointed Chairman of the Ericsson (NASDAQ: ERIC) Board of Directors March 27, 2002. One of his first measures was to initiate and successfully accomplish a rights offering of SEK 30 billion (USD 4.3 billion). During his time as chairman, Treschow has also appointed and introduced two Chief Executive Officers; Carl-Henric Svanberg in 2003 and Hans Vestberg in 2009.

Ericsson has grown to a company with a turnover of SEK 206 billion in 2009, and 88,000 employees in more than 175 countries. The company has a solid market leading position with a market share of 40 percent for mobile infrastructure and a leading position in the fragmented services business with a 10 percent market share. Around the clock, every day of the year, 2 billion phone users are dependent on Ericsson’s network support.

During Michael Treschow’s chairmanship, Ericsson has strengthened its financial position and has played an active role in the industry consolidation. At year-end 2009, Ericsson had a net cash position of SEK 36.1 billion. Among the acquisitions during Michael Treschow’s chairmanship, one finds Marconi (fixed infrastructure), Redback (Edge routers), Tandberg Television and Nortel’s CDMA, LTE and GSM assets.

“Our founder, Lars-Magnus Ericsson, had a vision when he started the company in 1876 that communication is a basic human need. It has been an exciting journey to follow Ericsson and the industry during my years’ in the company. When I joined, one billion people had access to a mobile phone. Today, more than five billion of the world’s population has access to mobile communications”, said Michael Treschow.

“Ericsson and the industry are now in the initial phase of rolling out mobile broadband. Today, less than 400 million people have mobile broadband and in 2015, Ericsson expects more than 3.4 billion people to have mobile broadband. It is an exciting future ahead of Ericsson, but taking into account its strong market and financial position, it is now the right time to hand over to a successor after nine years in this position,” concluded Michael Treschow.

Michael Treschow was born in 1943. He is also Chairman of the Board of Unilever NV and Unilever PLC. Michael Treschow is also a Director of the Board of ABB and Knut and Alice

Wallenberg Foundation. During 2004-2007, he was Chairman of Board of Directors’ of Electrolux. 1997-2002 he was President and CEO of Electrolux and 1991-1997 President and CEO of Atlas Copco. He has a Master of Science from the Lund Institute of Technology.

The Nomination Committee, appointed by the largest owners, will propose a new Chairman of the Board to the Annual General Meeting 2011 or 2012.

NOTES TO EDITORS:

Photos and bio of Michael Treschow

Appointment of the Nomination Committee

Ericsson is the world’s leading provider of technology and services to telecom operators. Ericsson is the leader in 2G, 3G and 4G mobile technologies, and provides support for networks with over 2 billion subscribers and has the leading position in managed services. The company’s portfolio comprises mobile and fixed network infrastructure, telecom services, software, broadband and multimedia solutions for operators, enterprises and the media industry. The Sony Ericsson and ST-Ericsson joint ventures provide consumers with feature-rich personal mobile devices.

Ericsson is advancing its vision of being the “prime driver in an all-communicating world” through innovation, technology, and sustainable business solutions. Working in 175 countries, more than 80,000 employees generated revenue of SEK 206.5 billion (USD 27.1 billion) in 2009. Founded in 1876 with the headquarters in Stockholm, Sweden, Ericsson is listed on OMX NASDAQ, Stockholm and NASDAQ New York

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Public & Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on December 6, 2010 at 08.00am CET.